07076172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
OCT 1 2 2007
190
WASH, D.C. PROCESSING SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

DEVELOPMENT BANK OF JAPAN
Exact name of registrant as specified in charter

0001109609
Registrant CIK Number

Annual Report on Form 18-K
for the Year Ended March 31, 2007
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-133356
SEC file number, if available

S-____________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-____________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

PROCESSED
OCT 2 9 2007
THOMSON
FINANCIAL

Fiscal Year Ended March 31, 2007
Report period (if applicable)

____
Name of Person Filing the Document
(If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on October 12, 2007.

Development Bank of Japan

By: Akihito Shioya
Akihito Shioya
Deputy Chief Representative
New York Representative Office

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20____, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

EXHIBIT INDEX

Exhibit Number	Description
1.	Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2008 (Exhibit 3 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2007, filed on October 12, 2007)

Exhibit 3

平成19年度政府関係機関予算

予算総則

（収入支出予算）

第1条　次に掲げる各政府関係機関の平成19年度収入支出予算は、「甲号収入支出予算」に掲げるとおりとする。

国民生活金融公庫
農林漁業金融公庫
中小企業金融公庫
公営企業金融公庫
沖縄振興開発金融公庫
日本政策投資銀行
国際協力銀行

（借入金等の限度額）

第2条　次の表の左欄に掲げる各公庫の「公庫の予算及び決算に関する法律」の規定による借入金又は債券の限度額は、それぞれ右欄に掲げるとおりとする。

公庫	限度額	
国民生活金融公庫	借入金	1,953,900,000千円
	国民生活債券	270,000,000
農林漁業金融公庫	借入金	180,551,000
	農林漁業金融公庫債券	23,000,000
中小企業金融公庫	借入金	899,100,000
	中小企業債券	360,000,000
公営企業金融公庫	公営企業債券	1,540,000,000
沖縄振興開発金融公庫	政府からの借入金	78,969,000
	政府以外の者からの借入金	4,500,000
	沖縄振興開発金融公庫債券	20,000,000
	沖縄振興開発金融公庫住宅宅地債券	207,500

2　財務大臣は、予見し難い経済事情の変動その他やむを得ない事由により前項に掲げる各公庫において事業資金又は借入金及び債券により調達する資金の増額を必要とする特別の事由があるときは、法令の規定に従い同項の借入金及び債券のそれぞれの限度額の100分の50に相当する金額の範囲内において、当該限度額を増額することができる。

3　第1項に規定する国民生活債券、農林漁業金融公庫債券、中小企業債券、公営企業債券、沖縄振興開発金融公庫債券及び沖縄振興開発金融公庫住宅宅地債券の発行価格が額面金額を下回るときは、それぞれの発行価格差減額をうめるため必要な金額を同項のそれぞれの限度額（前項の規定により限度額が増額された場合を含む。）に加算した金額を限度額とする。

（収入支出予算の弾力条項）

第3条　次の表の左欄に掲げる各公庫又は各銀行において、中欄に掲げる事由により収入金額が予算額に比して増加（第1号にあっては同号に掲げる増額）するときは、財務大臣の承認を受けて、その増加する金額を限度として（第1号にあっては予算額を超えて）それぞれの右欄に掲げる経費を増額することができる。

公庫又は銀行	要件	経費
1　第1条に掲げる各公庫	第2条第2項及び第3項の規定による借入金の借入れ及び債券の発行の増額	借入金及び債券の利子その他の事業量の増加に伴い直接必要な経費
2　日本政策投資銀行又は国際協力銀行	貸付業務に係る事業量の増加	貸付業務の増加に直接必要な経費

2　中小企業金融公庫において、次の表の左欄に掲げる保険金の支出が増加し、保険金の予算に不足を生ずるときは、それぞれの右欄に掲げる金額を限度として保険金の予算を増額することができる。

保険金	限度額
「中小企業信用保険法」及び「中小企業の新たな事業活動の促進に関する法律」に基づく保険金	「中小企業金融公庫法」第23条の3第2項の規定による中小企業信用保険準備基金の金額と同条第3項の規定による融資基金の金額の合計額に相当する金額を限度として財務大臣の定める金額
「中小企業金融公庫法」に基づく保険金	「中小企業金融公庫法」附則第8項の規定による機械保険経過業務運営基金の金額と同法附則第13項の規定による積立金の金額の合計額に相当する金額を限度として財務大臣の定める金額

保険金	限度額
「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」に基づく保険金	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」第9条第1項の規定による破綻金融機関等関連特別保険等準備基金の金額に相当する金額を限度として財務大臣の定める金額

（保険契約等の限度額）

第4条　中小企業金融公庫の次の表の左欄に掲げる法律の規定による金額の限度は、平成19年度においてそれぞれ右欄に掲げるとおりとする。

根拠規定	限度	額
「中小企業金融公庫法」第19条第5項及び第25条の4第2項	保証金額の総額	84,000,000千円
	保険価額の総額	19,663,000,000
	貸付金の総額	636,814,000
	受益権の譲渡により調達する資金の総額	182,000,000
「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」第6条	保険価額の総額	86,000,000

（流用の制限）

第5条　日本政策投資銀行又は国際協力銀行がその経費の金額を相互に流用し、又はその経費と他の経費との間にその金額を相互に流用する場合において、「日本政策投資銀行法」第36条第1項又は「国際協力銀行法」第38条第1項の規定により財務大臣の承認を受けなければならない経費は、次に掲げるとおりとする。

（1）　役職員に対して支給する給与に要する経費

（2）　交際費に要する経費

（俸給予算等の制限）

第6条　第1条に掲げる政府関係機関は、それぞれ支出予算の範囲内であっても、役職員の定員及び給与をこの予算において予定した定員及び給与の基準を超えてみだりに増加し又は支給してはならない。

（補　　則）

第７条　第１条に掲げる政府関係機関が平成 19 年度において発行する債券で外貨をもって支払わなければならないものがあるときは、その額面総額は、外貨による額面総額を外国貨幣換算率(アメリカ合衆国通貨にあっては、平成 18 年５月１日から同年 10 月 31 日までの間における実勢相場を平均した為替相場(その相場に１円未満の端数があるときは、これを四捨五入する。)をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場(その相場に１円未満の端数があるときは、これを四捨五入する。ただし、１通貨単位について 10 円未満となる通貨にあっては、100 通貨単位(10 通貨単位について１円未満となる通貨にあっては、1,000 通貨単位)についての値をとり、円単位未満を四捨五入する。)をいう。)により換算した金額とする。

平成19年度3030日本政策投資銀行

甲号　収入支出予定計算書

区分	平成19年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
1 収入	331,364,157	347,785,535	△ 16,421,378
2 支出	308,106,303	312,789,718	△ 4,683,415

〔収入支出予定額内訳〕

収入

款・項・目別区分並びに各目の見積の事由及び計算の基礎

款・項・目	平成19年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0100-00 事業益金				
0101-00 事業益金	285,746,268	315,200,358	△ 29,454,090	
0101-01 貸付金利息	283,986,030	314,484,697	△ 30,498,667	貸付金残高を基礎として利息の収入見込額を算出(「特別会計に関する法律」(仮称)に基づき受け入れる収入及び社債の利息収入を含む。)
0101-02 保証料	1,517,706	477,151	1,040,555	保証債務残高を基礎として保証料の収入見込額を算出
0101-03 配当金収入	242,532	238,510	4,022	株式配当金の収入見込額を計上
0200-00 雑収入	45,617,889	32,585,177	13,032,712	
0201-00 運用収入				
0201-01 運用収入	1,683,963	1,449,879	234,084	有価証券の運用による利息収入等の収入見込額を計上

款・項・目	平成19年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0202-00 雑収入	43,933,926	31,135,298	12,798,628	
0202-02 労働保険料被保険者負担金	74,510	100,888	△ 26,378	労働保険料の被保険者負担金の収入見込額を計上
0202-01 雑収入	43,859,416	31,034,410	12,825,006	受入手数料等の収入見込額を計上

支出

事項別内訳

項	事項	平成19年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	説明
01 事業損金	事務運営に必要な経費	27,891,899	26,205,482	1,686,417	事務運営に必要な人件費及び事務費
	税金	1,164,323	902,076	262,247	国税及び地方税の支払
	業務委託費	98,767	205,517	△ 106,750	業務の一部を委託する金融機関に支払う手数料
	支払利息及び債券発行諸費	278,501,314	285,026,643	△ 6,525,329	1 財政融資資金及び簡易生命保険資金からの借入れ等に伴う支払利息 2 日本政策投資銀行債券の利息及びその発行諸費
09 予備費	予備費	450,000	450,000	0	予見し難い予算の不足に充てるための予備費

収入支出予定額科目別表

科目	平成19年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
収入			
0100-00 事業益金			
0101-00 事業益金	285,746,268	315,200,358	△ 29,454,090
0101-01 貸付金利息	283,986,030	314,484,697	△ 30,498,667
0101-02 保証料	1,517,706	477,151	1,040,555
0101-03 配当金収入	242,532	238,510	4,022
0200-00 雑収入	45,617,889	32,585,177	13,032,712
0201-00 運用収入			
0201-01 運用収入	1,683,963	1,449,879	234,084
0202-00 雑収入	43,933,926	31,135,298	12,798,628
0202-02 労働保険料被保険者負担金	74,510	100,888	△ 26,378
0202-01 雑収入	43,859,416	31,034,410	12,825,006
収入合計	331,364,157	347,785,535	△ 16,421,378
支出			
01 事業損金	307,656,303	312,339,718	△ 4,683,415
1-01 役員給	278,105	289,413	△ 11,308
1-02 職員基本給	7,513,618	7,620,990	△ 107,372
1-03 職員諸手当	4,303,659	4,350,586	△ 46,927
1-04 超過勤務手当	884,164	899,087	△ 14,923
1-05 退職手当	1,503,602	1,453,722	49,880
5-06 諸支出金	2,048,994	2,087,518	△ 38,524
2-07 旅費	832,633	844,947	△ 12,314
3-08 業務諸費	10,524,877	8,656,849	1,868,028
9-09 交際費	2,147	2,270	△ 123
3-10 税金	1,164,323	902,076	262,247
5-11 業務委託費	98,767	205,517	△ 106,750
9-12 支払利息	277,835,046	284,389,035	△ 6,553,989
9-13 債券発行諸費	666,268	637,608	28,660
9-14 賠償償還及払戻金	100	100	0
09 予備費 (9-‥)	450,000	450,000	0
支出合計	308,106,303	312,789,718	△ 4,683,415

日本政策投資銀行

平成19年度役職員予算定員及び俸給額表

区分	予算定員(人)	俸給額(千円)	
役員	13	278,105	俸給額欄の金額には非常勤の理事等(4人分)の給与を含む。
総裁	1		
副総裁	2		
理事	9		
監事	1		
職員	外 30(6箇月) 内 25(6箇月) 1,347	7,354,245	
合計	外 30(6箇月) 内 25(6箇月) 1,360	7,632,350	

日本政策投資銀行
平成19年度事業計画

1. 日本政策投資銀行の平成19年度における業務は、資金の貸付、回収及び貸付債権に関する管理並びに資金の出資等である。

2. 貸付(出資を含む。)の対象及び金額は

地域再生支援	590,000,000千円
地域経済振興	170,000,000千円
地域社会基盤整備	160,000,000千円
広域ネットワーク整備	260,000,000千円
環境対策・生活基盤	300,000,000千円
環境・エネルギー・防災・福祉対策	300,000,000千円
技術・経済活力創造	360,000,000千円
先端技術・経済活性化	150,000,000千円
経済社会基盤整備	210,000,000千円
計	1,250,000,000千円

を予定している(出資は125,000,000千円を予定している。)。

なお、貸付(出資を含む。)には、旧北海道東北開発公庫の業務に相当する貸付(出資を含む。予定額128,800,000千円)、旧地域振興整備公団の貸付業務に相当する貸付(予定額10,000,000千円)及び旧環境事業団の貸付業務に相当する貸付(予定額7,500,000千円)が含まれている。

3. 上記の原資としては、自己資金116,000,000千円、財政融資資金からの借入金364,000,000千円、民間からの借入金100,000,000千円、日本政策投資銀行債券の発行による収入670,000,000千円、計1,250,000,000千円を予定している。

平成19年度資金計画

支出 区分	金額(千円)	収入 区分	金額(千円)
貸付金	1,125,000,000	前期末現金預け金	155,087,169
出資金	125,000,000	借入金	464,000,000
借入金償還	1,300,101,723	財政融資資金借入金	384,000,000
財政融資資金借入金償還	1,227,725,691	民間借入金	100,000,000
簡易生命保険資金借入金償還	29,108,000	日本政策投資銀行債券	670,000,000
産業投資借入金償還	43,268,032	貸付回収金	1,589,758,105
債券償還金	183,250,000	事業益金	285,746,268
寄託金返還	3,187,182	運用収入	1,683,963
動産不動産取得費	10,101,795	雑収入	43,933,926
事業損金	307,656,303		
予備費	450,000		
期末現金預け金	155,482,428		
合計	3,210,209,431	合計	3,210,209,431

（注）民間借入金は、「株式会社日本政策投資銀行法」(仮称)により、銀行その他の金融機関からの借入れを予定している額である。

日本政策投資銀行

損益計算書

損失 科目	平成17年度 決算額(円)	平成18年度 予定額(円)	平成19年度 予定額(円)	利益 科目	平成17年度 決算額(円)	平成18年度 予定額(円)	平成19年度 予定額(円)
経常費用	415,500,165,716	323,239,352,662	305,195,698,551	経常収益	423,175,973,257	354,484,872,507	336,056,723,540
借入金利息	231,148,065,499	193,629,050,888	171,862,008,000	貸付金利息	368,336,947,553	301,294,761,773	289,396,867,126
寄託金利息	490,947,331	411,151,192	332,002,000	保証料	275,570,595	811,218,057	1,559,376,558
債券利息	39,325,652,390	43,721,959,731	61,039,711,241	有価証券利息	1,400,473,975	1,829,529,973	2,039,059,277
支払雑利息	652,883,423	283,291,577	1,963,195,000	受取配当金	465,350,000	255,830,000	242,532,000
事務費	28,349,252,110	27,715,056,700	29,719,426,000	預け金利息	4,512,344	40,158,000	186,438,000
20動産不動産減価償却費	864,887,294	819,254,000	849,827,000	受入雑利息	736,331,223	364,991,000	2,625,662,000
支払手数料	40,064,114	205,516,832	100,940,000	受入手数料	2,218,632,750	2,304,585,000	2,099,520,000
外国為替損	3,749,842	0	0	外国為替益	4,668,347	0	0
有価証券損	18,713,000	0	0	有価証券益	50,547,113	307,288,000	18,525,000
出資金処分損	1,849,987,875	0	0	出資金処分益	1,733,081,967	0	0
貸付金償却	68,612,900,384	15,373,937,911	0	償却債権取立益	144,955,964	18,259,000	0
出資金償却	1,780,000,000	0	0	雑益	5,908,202,576	8,354,164,680	292,591,000
債券発行差金償却	415,479,568	438,075,000	423,403,000	貸倒引当金戻入	41,896,696,850	38,904,087,014	37,596,152,579
債券発行費償却	777,157,500	1,807,995,000	2,200,000,000				
雑損	4,468,318,372	787,911,252	0				
貸倒引当金繰入	38,904,087,014	37,596,152,579	38,255,186,310				
予備費	0	450,000,000	450,000,000				
当年度利益金	7,675,807,541	31,245,519,845	30,861,024,989				
合計	423,175,973,257	354,484,872,507	336,056,723,540	合計	423,175,973,257	354,484,872,507	336,056,723,540

日本政策投資銀行

貸借対照表

資産の部 科目	平成17年度末決算額(円)	平成18年度末予定額(円)	平成19年度末予定額(円)	負債及び資本の部 科目	平成17年度末決算額(円)	平成18年度末予定額(円)	平成19年度末予定額(円)
貸付金	12,968,029,004,924	12,532,050,859,757	12,085,062,103,388	借入金	8,985,998,226,000	8,057,284,988,000	7,221,183,265,000
出資金	235,250,383,327	414,401,040,682	539,401,040,682	財政融資資金借入金	8,566,149,931,000	7,709,403,251,000	6,845,677,560,000
有価証券	388,254,416,780	177,307,429,578	159,794,286,130	簡易生命保険資金借入金	98,464,000,000	58,900,000,000	29,792,000,000
現金預け金	27,572,153,237	30,287,168,463	30,272,427,606	産業投資借入金	321,384,295,000	288,981,737,000	245,713,705,000
未収収益	52,745,318,431	36,297,852,448	35,381,623,000	民間借入金	0	0	100,000,000,000
未収貸付金利息	52,276,427,571	35,712,122,448	34,765,077,000	寄託金	18,476,745,000	15,289,563,000	12,102,381,000
未収保証料	17,304,368	69,780,000	92,297,000	債券	2,281,799,175,000	2,687,697,670,000	3,176,647,670,000
未収有価証券利息	451,586,492	515,950,000	524,249,000	未払費用	35,967,205,138	39,085,429,000	35,976,069,000
雑勘定	454,378,058	454,378,058	454,378,058	未払借入金利息	29,552,250,112	33,665,610,000	29,895,285,000
仮払金	51,616,293	51,616,293	51,616,293	未払寄託金利息	112,974,808	93,896,000	75,464,000
保証金等	380,605,278	380,605,278	380,605,278	未払債券利息	6,299,978,050	5,323,921,000	6,001,145,000
その他雑勘定	22,156,487	22,156,487	22,156,487	その他未払費用	2,002,168	2,002,000	4,175,000
動産不動産	36,306,743,618	38,018,594,390	45,270,562,390	雑勘定	21,205,079,534	12,608,545,281	4,932,446,421
繰延勘定				貸付償還金	1,687,814,897	2,147,202,973	2,147,202,973
債券発行差金	2,618,411,852	2,870,836,852	2,447,433,852	仮受金	442,350,131	442,350,131	442,350,131
支払承諾見返	161,605,536,338	281,602,131,338	380,332,882,338	前受収益	19,008,358,719	9,982,545,670	2,309,510,830
貸倒引当金	△ 38,904,087,014	△ 37,596,152,579	△ 38,255,188,310	その他雑勘定	66,555,787	36,446,487	33,382,487
				支払承諾	161,605,536,338	281,602,131,338	380,332,882,338
				(負債合計)	11,485,051,987,010	11,093,568,326,599	10,831,174,713,759
				資本金	1,272,286,000,000	1,272,286,000,000	1,272,286,000,000

資産の部 科目	平成17年度末決算額(円)	平成18年度末予定額(円)	平成19年度末予定額(円)	負債及び資本の部 科目	平成17年度末決算額(円)	平成18年度末予定額(円)	平成19年度末予定額(円)
				準備金	1,068,918,485,000	1,076,594,292,541	1,107,839,812,386
				当年度利益金	7,675,807,541	31,245,519,845	30,861,024,989
				（資本合計）	2,348,880,292,541	2,380,125,812,386	2,410,986,837,375
資産合計	13,833,932,259,551	13,473,694,138,985	13,242,161,551,134	負債・資本合計	13,833,932,259,551	13,473,694,138,985	13,242,161,551,134

（注）1　動産不動産の減価償却累計額は、次のとおりである。

平成17年度末決算額(円)	平成18年度末予定額(円)	平成19年度末予定額(円)
20,074,228,232	20,884,423,771	21,714,250,771

2　平成19年度末予定額の民間借入金は、「株式会社日本政策投資銀行法」(仮称)により、銀行その他の金融機関からの借入れを予定している額である。

平成17年度日本政策投資銀行

財産目録（平成18年3月31日現在）

摘	要	金額(円)	摘	要	金額(円)
貸付金	14,244口	12,968,029,004,924	未収貸付金利息		52,276,427,571
貸付金	14,209口	12,887,481,591,554	未収保証料		17,304,368
外貨貸付金	35口	80,547,413,370	未収有価証券利息		451,586,492
出資金	591口	235,250,383,327	雑勘定		454,378,058
有価証券		388,254,416,780	仮払金	39口	51,616,293
国債	政府短期証券 7口 額面 80,000,000,000円 帳簿価額 79,994,076,531円 利付国庫債券（2年）、利付国庫債券（5年）、利付国庫債券（10年）、利付国庫債券（15年）、利付国庫債券（20年）及び割引短期国庫債券 32口 額面 262,500,000,000円 帳簿価額 261,236,159,673円	341,230,236,204	保証金等	76口	380,605,278
			その他雑勘定		22,156,487
			動産不動産		
			営業用土地建物動産		36,308,743,618
社債	24口	44,013,500,000	土地	83箇所 43,966㎡の65%及び131,600㎡	20,414,573,204
その他の証券	債務担保証券 1口 3,000,000,000円 新株引受権行使により取得した株式 1口 10,000,000円 新株予約権証券 1口 680,576円	3,010,680,576	建物	204棟 延2,242㎡の95%、延846㎡の65%及び延106,188㎡	15,585,344,097
			什器	1,859点	324,588,344
			一括償却資産	113点	921,945
現金預け金		27,572,153,237	権利金等		1,316,028
現金		3,120,719	繰延勘定		
預け金		27,569,032,518	債券発行差金		2,818,411,852
当座預け金	日本銀行外23行	5,969,032,518	支払承諾見返	支払保証 55件	161,605,536,338
普通預け金	三井住友銀行外1行	21,600,000,000	貸倒引当金		△ 38,904,087,014
未収収益		52,745,318,431	合計		13,833,932,259,551

END